                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         Sonus Pharmaceuticals, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   835692104
           --------------------------------------------------------
                                 (CUSIP Number)

           Jose M. de Lasa, Abbott Laboratories, AP6D D-364, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500
           Tel: (847) 937-8905
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 14, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---


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CUSIP No. 835692104                   13D                 Page     of     Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Abbott Laboratories IRS Identification Number: 36-0698440
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Illinois
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        500,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     500,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.58%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to warrants (the "Warrants") for five hundred thousand (500,000) shares of the common stock (the "Common Stock") of Sonus Pharmaceuticals, Inc., a Delaware corporation (the "Issuer") whose principal executive offices are located at 22026 20th Avenue, S.E., Suite 102, Bothell, Washington 98021. The Warrants have an exercise price equal to sixteen dollars ($16.00) per share, subject to adjustments as set forth in the Warrant Certificate, a copy of which is attached hereto and incorporated herein as
EXHIBIT 3. All rights to purchase shares of Common Stock under the Warrant Certificate shall cease at 11:59 p.m. on May 14, 2001, subject to earlier termination as provided in the Warrant Certificate. The Warrants are evidenced by the Warrant Certificate.

ITEM 2.        IDENTITY AND BACKGROUND.

          (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

          The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Annex A hereto and incorporated herein by this reference.

          (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Annex A has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration used by Abbott for the acquisition reported in this
Schedule 13D came from the general assets of Abbott. Abbott acquired the Warrants for $4,000,000 (i.e., eight dollars per share).

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Abbott acquired the Warrants contemporaneously and in connection with its entering into an agreement with the Issuer pursuant to which Abbott and the Issuer will collaborate in the research, development, marketing, and sale of EchoGen-Registered Trademark- Emulsion, an ultrasound contrast agent being investigated for broad clinical utility in both cardiology and radiology applications.

          Abbott acquired the Warrants as an investment and is bound by the terms and conditions of the Agreement between Abbott Laboratories and Sonus Pharmaceuticals, Inc. dated May 14, 1996 (the "Agreement") (a copy of which is attached hereto as EXHIBIT 1), the Sonus Pharmaceuticals, Inc. Third Amended and Restated Registration Rights Agreement entered into as of May 15, 1996 (the "Registration Agreement") (a copy of which is attached hereto as EXHIBIT 2), and a Warrant Certificate dated May 14, 1996 (the "Warrant Certificate") (a copy of which is attached hereto as EXHIBIT 3). The Agreement, the Registration Agreement, and the Warrant Certificate are incorporated herein by this reference and are described in greater detail in Item 6.

          The Agreement provides that Abbott, with the exception of the shares it may acquire upon exercise of the Warrant, shall not, without the prior written consent of the Issuer, acquire or agree to acquire, by purchase or otherwise, any voting securities of the Issuer or any subsidiary of the Issuer. Subject to the terms and conditions of the Agreement, the Registration Agreement, and the Warrant Certificate; to a continuing review of the prospects of the Issuer, market conditions, and economic conditions; and, to other relevant factors, Abbott may purchase shares of Common Stock, or may dispose of the shares it subsequently acquires.

          (a) In addition to the Warrant, Section 4.1 of the Agreement provides that Abbott may also receive a warrant to acquire an additional 125,000 shares of the Common Stock (the "Section 4.1 Warrant"). Section 4.1 of the Agreement, states that if the Issuer receives a bona fide offer from a Third Party (as defined in the Agreement) for the right to market and sell Product (as defined in the Agreement) in Canada and/or Latin America prior to December 31, 1996, then within a reasonable time, not to exceed sixty (60) days, the Issuer shall give written notice to Abbott of the details of the offer and Abbott shall have the opportunity to meet, or offer terms more favorable than, such Third Party offer within sixty (60) days of such notice. If either (A) Abbott meets or offers terms more favorable than such Third Party offer and the Issuer fails to enter into an agreement with Abbott with respect to such marketing rights, or (B) whether or not there is a Third Party offer, the parties do not enter into a binding commitment for Abbott to acquire marketing rights in Canada and/or Latin America prior to December 31, 1996, then the payment in Appendix 2.3 to the Agreement due to Issuer upon the First Shipment Date (as defined therein) shall be decreased. The Issuer may, at its option, substitute for the decreased payment Section 4.1 Warrants to purchase 125,000 shares of common stock of the Issuer, subject to adjustment as set forth in a warrant certificate substantially in the form of the Warrant Certificate, for shares of the Issuer's common stock, such
Section 4.1 Warrants based on the warrant exercise price equal to the volume weighted average price for the ten (10) trading days prior to the date the Issuer executes a definitive agreement with a Third Party for marketing rights as set forth in Section 4.1 or December 31, 1996, whichever is earlier. The Issuer shall notify Abbott of which option it chooses no later than December 31, 1996. The Section 4.1 Warrant shall be issued as of the date of the determination of the warrant price. Anything in the foregoing to the contrary notwithstanding, in the event that prior to December 31, 1996, the Issuer should receive a bona fide offer from a Third Party for marketing rights in Canada and/or Latin America and Abbott shall have failed to meet or offer more favorable terms as provided above, then the Issuer shall not be subject to a reduced fee upon First Shipment or have an obligation to issue any Section 4.1 Warrants.

          (b) - (j) Except to the extent that the license of intellectual property rights by the Issuer to Abbott pursuant to the Agreement (and the related agreements referenced in the Agreement) constitutes "a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries," Abbott does not now have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (b) through (j) of Item 4 of
Schedule 13d of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals, subject to compliance with applicable regulatory requirements, if any.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Abbott is the beneficial owner of Warrants entitling it to purchase 500,000 shares of the Issuer's Common Stock. This represents approximately five and 58/100 percent (5.58%) of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended March 31, 1996. In addition, under Section
4.1 of the Agreement, Abbott may receive a Section 4.1 Warrant entitling Abbott to purchase an additional 125,000 shares of the Issuer's Common Stock. The Section 4.1 Warrant is described in greater detail in Item 4(a).

          (b)  At such time, if ever, as Abbott exercises the Warrant (or the
Section 4.1 Warrant) it will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of
Common Stock acquired upon that exercise.   Section 8.3 of the Agreement
provides that, with the exception of the shares acquired upon exercise of the Warrant, Abbott and its "Affiliates" (as defined in the Agreement) shall not, without the prior written consent of the Issuer, acquire or agree to acquire, by purchase or otherwise any voting securities of the Issuer or any subsidiary of the Issuer.

          (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Annex A in securities of the Issuer during the past sixty days.

          (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the a sale of, the Warrant or the shares of Common Stock that Abbott may acquire upon exercise of the Warrant.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Abbott's rights with respect to the securities of the Issuer are subject to the terms and conditions of the Agreement, the Registration Agreement, and the Warrant Certificate. These terms and conditions are described below.

          Section 8.1 of the Agreement provides that Abbott shall purchase and the Issuer shall sell and issue the Warrant.


          Section 8.3 of the Agreement provides that with the exception of the shares acquired upon exercise of the Warrant, Abbott, shall not, without the prior written consent of the Issuer acquire or agree to acquire, by purchase or otherwise, any voting securities of the Issuer or any subsidiary of the Issuer.

          The Issuer has granted Abbott certain the registration rights under the Registration Agreement and has amended the Registration Agreement to include Abbott within that agreement's definition of the term "Holder."

          Section 1 of the Registration Agreement defines the terms "Registrable Securities", "Piggyback Registrable Securities", "register", "registered", "registration", "Registration Statement", "Initiating Holders" and "Piggyback Holders". The terms "Registrable Securities" and "Piggyback Registrable Securities" are defined to include within their definition the Common Stock issued or issuable upon exercise of either the Warrant or the
Section 4.1 Warrant. The terms "register", "registered", and "registration" refer to a registration effected by filing with the Securities and Exchange Commission a registration statement (the "Registration Statement") in compliance with the Securities Act of 1933, as amended (the "1933 Act") and the declaration or ordering by the Securities and Exchange Commission of the effectiveness of such Registration Statement. The term "Initiating Holders" means any Holder or Holders of not less than fifty percent (50%) of the Registrable Securities held by all of the Holders then outstanding and not registered at the time of any request for registration pursuant to paragraph 1.2 of the Registration Agreement. The term "Piggyback Holders" means the Holders of Piggyback Registrable Securities.

          Paragraph 1.2(a) of the Registration Agreement provides that if the Issuer receives from Initiating Holders a written demand (a "Demand Registration") that the Issuer effect any registration under the 1933 Act of all or part of the Registrable Securities (other than a registration on Form S-3 or any related form of registration statement), the Issuer will:

          (i) promptly (but in any event within 10 days) give written notice of the proposed registration to all other Holders; and

          (ii) use its best efforts to effect such registration as soon as practicable as may be so demanded and as will permit or facilitate the sale and distribution of all or such portion of such Initiating Holders' Registrable Securities as are specified in such demand, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such demand as are specified in a written demand received by the Issuer within 30 days after such written notice is given, provided that the Issuer shall not be obligated to take any action to effect any such registration, pursuant to paragraph 1.2:

          (A) Within 120 days immediately following the effective date of any registration statement pertaining to an underwritten public offering of securities of the Issuer for its own account (other than a registration on Form S-4 relating solely to a Securities and Exchange Commission Rule 145 transaction, or a registration relating solely to employee benefit plans);

          (B) After the Issuer has effected an aggregate of two such registrations pursuant to paragraph 1.2 and the sales of the shares of Common Stock under such registrations have closed;

          (C) If the Issuer shall furnish to such Holders a certificate signed by the President of the Issuer, stating that in the good faith judgment of the board of directors of the Issuer it would be seriously detrimental to the Issuer and its shareholders for such Registration Statement to be filed at the date filing would be required, in which case the Issuer shall have an additional period of not more than 90 days within which to file such Registration Statement; provided, however, that the Issuer shall not use this right more than once in any twelve month period;

          (D) If the Demand Registration covers less than 30 percent of Registrable Securities held by all of the Holders and the proposed aggregate offering price to the public of the Registrable Securities to be included in the registration by all Holders, is less than $5,000,000; or

          (E)    Prior to October 17, 1996.

       Paragraph 1.2(b) of the Registration Agreement provides that if the Initiating Holders intend to distribute the Registrable Securities covered by their demand by means of an underwriting, they shall so advise the Issuer as part of their demand made pursuant to paragraph 1.2; and the Issuer shall include such information in the written notice referred to above. In such event, the right of any Holder to registration pursuant to paragraph 1.2 is conditioned upon that Holder's participation in the underwriting and the inclusion of that Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and that Holder) to the extent provided in the Registration Agreement.

       Paragraph 1.2(b) of the Registration Agreement also provides that the Issuer, together with all Holders proposing to distribute their securities through such underwriting, must enter into an underwriting agreement in customary form with the underwriter or underwriters selected by a majority in interest of the Initiating Holders and reasonably satisfactory to the Issuer. Notwithstanding any other provision of paragraph 1.2, if the underwriter advises the Issuer in writing that marketing factors (including an adverse effect on the per share offering price) require a limitation of the number of shares to be underwritten, then the Issuer must advise all Holders of Registrable Securities that would otherwise be so registered and underwritten, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated pro rata among the Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of filing the registration statement. For purposes of any underwriter cutback, all Registrable Securities held by any Holder which is a partnership or corporation shall also include any Registrable Securities held by the partners, retired partners, shareholders or affiliated entities of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and such Holder and other persons shall be deemed to be a single "selling Holder", and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling Holder", as defined in this sentence. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

     If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Issuer, the underwriter, and the Initiating Holders. The Registrable Securities so withdrawn shall also be withdrawn from registration.

     If the underwriter has not limited the number of Registrable Securities to be underwritten, the Issuer may include securities for its own account (or for the account of other shareholders) in such registration if the underwriter so agrees and if the number of Registrable Securities that would otherwise have been included in such registration and underwriting will not thereby be limited.

     Paragraph 1.3(a) of the Registration Agreement provides that if at any time or from time to time the Issuer shall determine to register any of its securities, either for its own account or the account of security holders, other than a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to an Securities and Exchange Commission Rule 145 transaction, or a registration pursuant to paragraph 1.2 of the Registrant Agreement, the Issuer will:

       (i) promptly give to the Piggyback Holders written notice thereof (which shall include a list of the jurisdictions in which the Issuer intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

       (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Piggyback Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Issuer, by the Piggyback Holders, except as set forth in subparagraph 1.3(b) of the Registration Agreement.

     Paragraph 1.3(b) of the Registration Agreement provides that if the registration of which the Issuer gives notice is for a registered public offering involving an underwriting, then the Issuer shall so advise the Piggyback Holders as a part of the written notice given pursuant to subparagraph 1.3(a)(i). In such event, the right of the Piggyback Holders to registration of his or its Piggyback Registrable Securities pursuant to paragraph 1.3 shall be conditioned upon the Piggyback Holder's participation in such underwriting and the inclusion of the Piggyback Holder's Piggyback Registrable Securities in the underwriting to the extent provided in the Registration Agreement. The Piggyback Holders proposing to distribute their securities through such underwriting shall, together with the Issuer and the other parties distributing their securities through such underwriting, enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Issuer. Notwithstanding any other provision of paragraph 1.3, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of Piggyback Registrable Securities to be included in the registration and underwriting, or may exclude Piggyback Registrable Securities entirely from such registration and underwriting subject to the terms of this paragraph; provided, however, for any registration, the limitation shall not reduce the number of Piggyback Registrable Securities to be included in the offering below thirty percent (30%) of the total number of shares to be included in the offering unless the holders of at least a majority of Piggyback Registrable Securities then outstanding otherwise consent to or approve the limitation of the number of shares to be underwritten. The Issuer shall so advise all holders of the Issuer's securities that would otherwise be registered and underwritten pursuant hereto, and the number of shares of such securities, including Piggyback Registrable Securities, that may be included in the registration and underwriting shall be allocated in the following manner: shares, other than Piggyback Registrable Securities, requested to be included in such registration by shareholders shall be excluded, and if a limitation on the number of shares is still required, the number of Piggyback Registrable Securities that may be included shall be allocated among the Piggyback Holders thereof in proportion, as nearly as practicable, to the respective amounts of Piggyback Registrable Securities held by the Piggyback Holders at the time of filing the Registration Statement. For purposes of any underwriter cutback, all Piggyback Registrable Securities held by any Piggyback Holder which is a partnership or corporation shall also include any Piggyback Registrable Securities held by the partners, retired partners, shareholders or affiliated entities of such Piggyback Holder or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and such Piggyback Holder and other persons shall be deemed to be a single "selling Holder", and any pro rata reduction with respect to such "selling Piggyback Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling Piggyback Holder," as defined in this sentence. No securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If any Piggyback Holder disapproves of the terms of the underwriting, it may elect to withdraw therefrom by written notice to the Issuer and the underwriter. The Piggyback Registrable Securities so withdrawn shall also be withdrawn from registration.

     Paragraph 1.3(c) of the Registration Agreement provides that no Piggyback Holder shall be entitled to exercise any right provided for in Section 1.3 after October 17, 1998.

     Paragraph 1.4 of the Registration Agreement provides that all expenses incurred in connection with the first two registrations effected pursuant to paragraph 1.2 and all registrations effected pursuant to paragraphs 1.3 and 1.9, including without limitation all registration, filing, and qualification fees (including blue sky fees and expenses), printing expenses, escrow fees, fees and disbursements of counsel for the Issuer and of one special counsel for the participating Holders and the Common Holders (as defined in the Registration Agreement), and expenses of any special audits incidental to or required by such registration, shall be borne by the Issuer; provided, however, that the Issuer shall not be required to pay stock transfer taxes or underwriters' discounts, or commissions relating to Registrable Securities or Piggyback Registrable Securities. Notwithstanding anything to the contrary above, the Issuer shall not be required to pay for any expenses of any registration proceeding under paragraph 1.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to have been registered, unless such Holders agree to forfeit their right to a demand registration pursuant to paragraph 1.2 (in which event such right shall be forfeited by all Holders). In the absence of such an agreement to forfeit, the Holders of Registrable Securities to have been registered shall bear all such expenses pro rata on the basis of the Registrable Securities to have been registered. Notwithstanding the preceding sentence, however, if at the time of the withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Issuer from that known to the Holders at the time of their request, of which the Issuer had knowledge at the time of the request, then the Holders shall not be required to pay any of said expenses and shall retain their rights pursuant to paragraph 1.2.

       Paragraph 1.5 of the Registration Agreement provides that whenever required under Section 1 of the Registration Agreement to effect the registration of any Registrable Securities or Piggyback Registrable Securities the Issuer shall, as expeditiously as reasonably possible:

       (a) Prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities or Piggyback Registrable Securities and use its diligent best efforts to cause such registration statement to become effective, and keep such registration statement effective for up to ninety (90) days or until the Holders and the Common Holders have completed the distribution relating thereto.

       (b) Prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement.

       (c) Furnish to the Holders and the Common Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities or Piggyback Registrable Securities owned by them.

       (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders and the Common Holders, provided that the Issuer shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

       (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder and each Common Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

       (f) Notify each holder of Registrable Securities or Piggyback Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the 1933 Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

       (g) Furnish, at the request of the Holder or any Common Holder requesting registration of Registrable Securities or Piggyback Registrable Securities pursuant to Section 1, on the date that such Registrable Securities or Piggyback Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to Section 1, if such securities are being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Issuer for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders and/or the Common Holders requesting registration of Registrable Securities or Piggyback Registrable Securities, and (ii) a letter dated such date from the independent accountants of the Issuer, in form and substance as is customarily given by independent accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and, if permissible, to the Holders and/or the Common Holders requesting registration of Registrable Securities or Piggyback Registrable Securities.

       Paragraph 1.6(a) of the Registration Agreement provides that the Issuer will indemnify and hold harmless each Holder of Registrable Securities and each Piggyback Holder of Piggyback Registrable Securities, each of such Holder's or such Piggyback Holder's, officers, directors, partners and agents, and each person controlling such Holder or such Piggyback Holders, with respect to any registration, qualification, or compliance effected pursuant to Section 1 of the Registration Agreement, and each underwriter, if any, and each person who controls any underwriter, of the Registrable Securities held by or issuable to such Holder or such Piggyback Holder, against all claims, losses, damages, and liabilities (or actions in respect thereto) to which they may become subject under the 1933 Act, the Securities Exchange Act of 1934, as amended, (the "1934 Act"), or other federal or state law arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other similar document (including any related Registration Statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation by the Issuer of any federal, state or common law rule or regulation applicable to the Issuer in connection with any such registration, qualification, or compliance, and will reimburse, as incurred, each such Holder, each such Piggyback Holder, each such underwriter, and each such director, officer, partner, agent and controlling person, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided that the Issuer will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense, arises out of or is based on any untrue statement or omission based upon written information furnished to the Issuer by an instrument duly executed by such Holder or such Piggyback Holder or underwriter and stated to be specifically for use therein.

       Paragraph 1.6(b) of the Registration Agreement provides that each Holder and each Piggyback Holder will, if Registrable Securities or Piggyback Registrable Securities held by or issuable to such Holder or such Piggyback Holder are included in such registration, qualification, or compliance, severally and not jointly, indemnify the Issuer, each of its directors, and each officer who signs a Registration Statement in connection therewith, and each person controlling the Issuer, each underwriter, if any, and, each person who controls any underwriter, of the Issuer's securities covered by such a Registration Statement, and each other Holder, each other Piggyback Holder, each of such other Holder's or Piggyback Holder's officers, partners, directors and agents and each person controlling such other Holder, or such other Piggyback Holder against all claims, losses, damages, and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse, as incurred, the Issuer, each such underwriter, each such other Holder, each such other Piggyback Holder, and each such director, officer, partner, and controlling person, for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, prospectus, offering circular, or other document, in reliance upon and in conformity with written information furnished to the Issuer by an instrument duly executed by such Holder or such Piggyback Holder and stated to be specifically for use therein; provided, however, that the liability of each Holder or each Piggyback Holder hereunder shall be limited to the net proceeds received by such Holder or such Piggyback Holder from the sale of securities under such Registration Statement. In no event will any Holder or any Piggyback Holder be required to enter into any agreement or undertaking in connection with any registration under Section 1 providing for any indemnification or contribution obligations on the part of such Holder or such Piggyback Holder greater than such Holder's or such Piggyback Holder's obligations under paragraph 1.6.

       Paragraph 1.6(c) of the Registration Agreement provides that each party entitled to indemnification under paragraph 1.6 (the "Indemnified Party") shall give notice to the party required to provide such indemnification (the "Indemnifying Party") of any claim as to which indemnification may be sought promptly after such Indemnified Party has actual knowledge thereof, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be subject to approval by the Indemnified Party (whose approval shall not be unreasonably withheld) and the Indemnified Party may participate in such defense with its separate counsel at the Indemnifying Party's expense if representation of such Indemnified Party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under Section 1, except to the extent that such failure to give notice shall materially adversely affect the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff therein, to such Indemnified Party, of a release from all liability in respect to such claim or litigation.

          Paragraph 1.7 of the Registration Agreement provides that if the Holder or any Piggyback Holder of Registrable Securities or Piggyback Registrable Securities include Registrable Securities or Piggyback Registrable Securities in any registration, such Holder or Piggyback Holder, shall furnish to the Issuer such information regarding such Holder or Piggyback Holder respectively, and the distribution proposed by such Holder or such Piggyback Holder, respectively, as the Issuer may reasonably request in writing and as shall be required in connection with any registration, qualification, or compliance referred to in Section 1.

       Paragraph 1.8 of the Registration Agreement provides that the rights of the Holders and the Piggyback Holders contained in paragraphs 1.2, 1.3 and
1.9 of the Registration Agreement, to cause the Issuer to register the Registrable Securities or Piggyback Registrable Securities, may be assigned or otherwise conveyed to a transferee or assignee of Registrable Securities or Piggyback Registrable Securities, who shall be considered a "Holder" or a "Piggyback Holder", as applicable, for purposes of Section 1; provided that such transferee or assignee, (a) receives such securities as a partner in connection with partnership distributions of a Series A Purchaser (as defined in the Registration Agreement) or a Piggyback Holder, or (b) acquires at least 200,000 shares (as presently constituted), or 100% of the Registrable Securities or Piggyback Registrable Securities held by the transferring Holder or Piggyback Holder, whichever is less; and, provided further, that the Issuer is given written notice by such Holder or Piggyback Holder at the time of or within a reasonable time after said transfer stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned.

       Paragraph 1.9 of the Registration Agreement provides that the Issuer shall use its best efforts to qualify for registration on Form S-3 and to that end the Issuer shall register (whether or not required by law to do so) its Common Stock under the 1934 Act within twelve (12) months following the effective date of the first registration of any securities of the Issuer on Form S-1. After the Issuer has qualified for the use of Form S-3, the Holders of Registrable Securities shall have the right to request up to four (4) registrations on Form S-3 under paragraph 1.9. The Issuer shall give notice to all Holders of Registrable Securities of the receipt of a request for registration pursuant to paragraph 1.9 and shall provide a reasonable opportunity for other Holders to participate in the registration. Subject to the foregoing, the Issuer will use its best efforts to effect promptly the registration of all shares of Registrable Securities on Form S-3, as the case may be, to the extent requested by the Holder or Holders thereof for purposes of disposition; provided, however, that the Issuer shall not be obligated to effect any such registration (i) if the Holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000, or (ii) more than once during any twelve (12) month period; or (iii) in the event that the conditions set forth in subparagraph 1.2(a)(ii)(C) obtain (but subject to the limitations set forth therein).

       Paragraph 1.10 of the Registration Agreement provides that no Holder, nor any Piggyback Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of Section 1.

       Paragraph 1.11 of the Registration Agreement provides that from and after the date of the Registration Agreement, the Issuer shall not, without the prior written consent of the holders of more than a majority of the Piggyback Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Issuer which would allow such holder or prospective holder to (a) require the Issuer to effect a registration or (b) include any securities in any registration filed under paragraph 1.2 or 1.3 of the Registration Agreement, unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not diminish the amount of Registrable Securities or Piggyback Registrable Securities which are included in such registration and includes the equivalent of Section 1.13 as a term.

       Paragraph 1.12 of the Registration Agreement provides that with a view to making available to the Holders and the Piggyback Holders the benefits of certain rules and regulations of the Securities and Exchange Commission which may permit the sale of the Registrable Securities and the Piggyback Registrable Securities to the public without registration, the Issuer agrees to use its best efforts to:

       (a) Make and keep public information available, as those terms are understood and defined in Securities and Exchange Commission Rule 144 or any similar or analogous rule promulgated under the 1933 Act, at all times commencing ninety (90) days after the effective date of the first registration filed by the Issuer for an offering of its securities to the general public;

       (b) File with the Securities and Exchange Commission, in a timely manner, all reports and other documents required of the Issuer under the 1933 Act and 1934 Act;

       (c) So long as any Holder or any Piggyback Holder owns any Registrable Securities or Piggyback Registrable Securities, furnish to such Holder or such Piggyback Holder forthwith upon request: a written statement by the Issuer as to its compliance with the reporting requirements of said Rule 144 of the 1933 Act, and of the 1934 Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Issuer; and such other reports and documents as any Holder or any Piggyback Holder may reasonably request in availing itself of any rule or regulation of the Securities and Exchange Commission allowing it to sell any such securities without registration.

       Paragraph 1.13 of the Registration Agreement provides that each Holder and each Piggyback Holder agrees that during the 120-day period following the effective date of a registration statement of the Issuer filed under the 1933 Act, he or it shall not, to the extent requested by the Issuer and any underwriter, sell or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any Common Stock of the Issuer held by him or it at any time during such period except Common Stock included in such registration; provided, however, that:

       (a) such agreement shall be applicable only to the first such registration statement of the Issuer which covers Common Stock (or other securities) to be sold on his or its behalf to the public in an underwritten offering; and

       (b) all officers and directors of the Issuer and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements.

     In order to enforce the foregoing covenant, the Issuer may impose stop-transfer instructions with respect to the Registrable Securities and/or Piggyback Registrable Securities of each Holder and each Piggyback Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

       Paragraph 1.14 of the Registration Agreement provides that any provision of Section 1 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Issuer and the holders of not less than a majority of the Piggyback Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each Piggyback Holder, each future holder of Registrable Securities or Piggyback Registrable Securities, and the Issuer.

          The Warrant Certificate provides that Abbott is the owner of 500,000 Warrants, each of which entitles the Abbott or registered assigns (the "Holder") to purchase one fully paid and nonassessable share of Common Stock of the Issuer (such number being subject to adjustment as provided in Paragraph 5 of the Warrant Certificate) on the terms and conditions set forth in the Warrant Certificate.

          The purchase price of the shares of Common Stock covered by the Warrants is $16.00 per share, subject to adjustment as provided in Paragraph 5 of the Warrant Certificate. The purchase price of the shares of Common Stock as to which the Warrants are exercised must be paid in full at the time of exercise and may be paid by cash, check or bank draft.

          The term of the Warrants commenced on the May 14, 1996 and all rights to purchase shares of Common Stock under the Warrant Certificate shall cease at 11:59 P.M. on May 14, 2001, subject to earlier termination as provided in the Warrant Certificate. The Warrants may be exercised at any time from May 14, 1996 until their expiration. The Warrant Certificate also provides that the Holder of the Warrants shall not have any of the rights of a stockholder with respect to the shares covered by the Warrants as to any shares of Common Stock that are not actually issued and delivered to it.

          The Warrants are not transferable or assignable except to an Affiliate of the Holder without the prior written consent of the Issuer, which consent shall not be unreasonably withheld. The Holder may transfer or assign the shares of Common Stock issuable upon exercise of the Warrants; provided, however, that (i) a registration statement with respect thereto has become effective under the 1933 Act; or (ii) in the opinion of counsel to the Holder such registration is not necessary; or (iii) such transfer complies with the provisions of Rule 144 under the 1933 Act. For purposes of the Warrant Certificate, "Affiliate" means any wholly-owned subsidiary or parent of, or any corporation, entity or other person which is, within the meaning of the 1933 Act, controlling, controlled by or under common control with, the Holder or the Issuer, as the case may be.

          Section 5 of the Warrant Certificate describes the circumstances under which there will be adjustments for stock splits, consolidations, etcetera. It provides that the purchase price and number and class of shares subject to the Warrant Certificate shall all be proportionately adjusted in the event of any change or increase or decrease in the number of issued shares of Common Stock in the Issuer, without receipt of consideration by the Issuer, which result from a split-up or consolidation of shares, payment of a share dividend, a recapitalization, combination of shares or other like capital adjustment, so that, upon exercise of the Warrant Certificate, the Holder shall receive the number and class of shares it would have received had it been the holder of the number of shares of Common Stock in the Issuer, for which the Warrant Certificate is being exercised, on the date of such change or increase or decrease in the number of issued shares of Common Stock in the Issuer. If the Issuer reorganizes, consolidates or merges with or into any other corporation where the Issuer is not the surviving entity, then each share of Common Stock shall be convertible into the consideration to which the shares of Common Stock subject to the Warrant Certificate would have been entitled to receive upon the effectiveness of such reorganization, merger or consolidation. Adjustments under Section 5 shall be made by the Board of Directors of the Issuer in its reasonable, good faith judgment, whose determination with respect thereto shall be final and conclusive. No fractional shares shall be issued under the Warrant Certificate or upon any such adjustment.

          Section 6 of the Warrant Certificate describes the method by which the Warrant may be exercised. Paragraph 6(a) provides that, subject to the terms and conditions of the Warrant Certificate, the Warrants may be exercised by surrender of the Warrant Certificate together with delivery to the Issuer at its principal office of a signed Subscription Agreement (the "Subscription Agreement") specifying the number of shares to be purchased. The Subscription Agreement shall be accompanied by payment in cash, check or bank draft, payable to the Issuer, equal to, in the aggregate, the full purchase price of the shares. The Issuer shall deliver a certificate or certificates representing the shares subject to such exercise as soon as practicable after the Subscription Agreement and consideration for the shares has been received by the Issuer, and the Holder shall be deemed a record holder of Common Stock upon such receipt by the Issuer.

          Paragraph 6(b) provides that the Holder shall have the right, upon its written request delivered or transmitted to the Issuer together with the Warrant Certificate, to exchange the Warrant Certificate, in whole or in part at any time or from time to time on or prior to May 14, 2001, for the number of shares of Common Stock having an aggregate Fair Market Value (determined as set forth in Paragraph 6(c) below) on the date of such exchange equal to the difference between (1) the aggregate Fair Market Value on the date of the exchange of a number of shares designated by the Holder and (2) the aggregate exercise price the Holder would have paid to the Issuer to purchase the designated number of shares upon exercise of the Warrant Certificate. Upon any such exchange, the number of shares purchasable upon exercise of the Warrant Certificate shall be reduced by the designated number of shares, and, if a balance of purchasable shares remains after that exchange, the Issuer shall execute and deliver to the Holder a new Warrant Certificate evidencing the right of the Holder to purchase such balance of shares. No payment of any cash or other consideration shall be required. The exchange shall be effective upon the date of receipt by the Issuer of the original Warrant Certificate surrendered for cancellation and a written request from the Holder that the exchange pursuant to this Section be made, or at such later date as may be specified in such request.

          Paragraph 6(c) provides that the fair market value of the Common Stock ("Fair Market Value") shall be determined as follows:

          (i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or is listed on the Nasdaq National Market or Small Cap Market, the current Fair Market Value shall be the volume-weighted average price of the Common Stock on such exchange or Nasdaq for the ten (10) business days prior to the date of exchange of the Warrant; or

         (ii) If the Common Stock is not so listed or admitted to unlisted trading privileges or quoted on Nasdaq, the current Fair Market Value shall be the volume-weighted average of the mean of the last bid and asked prices reported for the ten (10) business days prior to the date of the exchange of the Warrant (1) by Nasdaq, or (2) if reports are unavailable under clause (i) above, by the National Quotation Bureau Incorporated; or

        (iii) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current Fair Market Value shall be determined in good faith as promptly as reasonably practicable by the Board of Directors.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Annex A -      Information Concerning Executive Officers and
                         Directors of Abbott Laboratories.

          Exhibit 1 -    Agreement between Abbott Laboratories and Sonus
                         Pharmaceuticals, Inc. dated May 14, 1996.
                         (Confidential Treatment requested for portions of this Agreement.)

          Exhibit 2 -    Amended Registration Rights Agreement.

          Exhibit 3 -    Warrant Certificate.


               *******************************

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Abbott Laboratories

DATED: May 23, 1996        By:    Duane L. Burnham
                                -----------------------------------------
                                Duane L. Burnham, Chairman of the Board
                                     and Chief Executive Officer

                                     Annex A

                  Information Concerning Executive Officers and
                        Directors of Abbott Laboratories
                         _______________________________

          The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.


                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
 NAME                      AND BUSINESS ADDRESS                  CITIZENSHIP

 Corporate Officers
 ------------------

 Duane  L. Burnham (1)     Chairman of the Board and             U. S. A.
                           Chief Executive Officer

 Thomas R. Hodgson (1)     President and Chief Operating         U. S. A.
                           Officer

 Joy A. Amundson (1)       Senior Vice President,                U. S. A.
                           Chemical & Agricultural Products

 Paul N. Clark (1)         Senior Vice President,                U. S. A.
                           Pharmaceutical Operations

 Gary P. Coughlan (1)      Senior Vice President, Finance        U. S. A.
                           & Chief Financial Officer

 Jose M. de Lasa (1)       Senior Vice President,                U. S. A.
                           Secretary and General Counsel

 John G. Kringel (1)       Senior Vice President,                U. S. A.
                           Hospital Products

 Thomas M. McNally (1)     Senior Vice President, Ross Products  U. S. A.

 David V. Milligan,        Senior Vice President, Chief          U. S. A.
  Ph.D. (1)                Scientific Officer

 Robert L. Parkinson,      Senior Vice President,                U. S. A.
  Jr. (1)                  International Operations

 Ellen M. Walvoord (1)     Senior Vice President, Human          U. S. A.
                           Resources

 Miles D. White (1)        Senior Vice President,                U. S. A.
                           Diagnostic Operations

                                    Annex A

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
 NAME                      AND BUSINESS ADDRESS                  CITIZENSHIP

 Catherine V.              Vice President, Investor Relations    U. S. A.
  Babington (1)            and Public Affairs

 Mark E. Barmak            Vice President, Litigation and        U. S. A.
                           Government Affairs

 Christopher B. Begley     Vice President, Hospital              U. S. A.
                           Products Business Sector

 Thomas D. Brown           Vice President, Diagnostic            U. S. A.
                           Commercial Operations

 Gary R. Byers (1)         Vice President, Internal Audit        U. S. A.

 Kenneth W. Farmer (1)     Vice President, Management            U. S. A.
                           Information Services & Administration

 Thomas C. Freyman (1)     Vice President and Treasurer          U. S. A.

 David B. Goffredo         Vice President, Pharmaceutical        U. S. A.
                           Products Marketing & Sales

 Rick A. Gonzalez (1)      Vice President, HealthSystems         U. S. A.

 Jay B. Johnston           Vice President, Diagnostic            U. S. A.
                           Assays and Operations

 James J. Koziarz, Ph.D.   Vice President, Diagnostic            U. S. A.
                           Products Research & Development

 John F. Lussen (1)        Vice President, Taxes                 U. S. A.

 Richard H. Morehead (1)   Vice President, Corporate             U. S. A.
                           Planning and Development

 Theodore A. Olson (1)     Vice President and Controller         U. S. A.

 Andre G. Pernet           Vice President, Pharmaceutical        U. S. A.
                           Products Research & Development

 Carl A. Spalding          Vice President, Ross Pediatric        U. S. A.
                           Products

 William H. Stadtlander    Vice President, Ross Medical          U. S. A.
                           Nutritional Products

                                    Annex A

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
 NAME                      AND BUSINESS ADDRESS                  CITIZENSHIP

 Josef Wendler             Vice President, European Operations   Germany

 Don G. Wright (1)         Vice President, Corporate Quality     U. S. A.
                           Assurance & Regulatory Affairs

 Lance B. Wyatt (1)        Vice President, Corporate             U. S. A.
                           Engineering

 Directors
 ---------

 K.  Frank Austen, M.D.    Professor of Medicine,                U. S. A.
                           Harvard Medical School
                              The Seeley G. Mudd Building,
                              Room 604
                              250 Longwood Avenue
                              Boston, Massachusetts 02115

 Duane L. Burnham          Officer of Abbott                     U. S. A.

 H. Laurance Fuller        Chairman, President, and Chief        U. S. A.
                           Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Mail Code 3000
                              Chicago, Illinois 60601
                              (integrated petroleum and
                              chemicals company)

 Thomas R. Hodgson         Officer of Abbott                     U. S. A.

 Allen F. Jacobson         Retired Chairman and Chief Executive  U. S. A.
                           Officer, Minnesota Mining &
                           Manufacturing Company
                              3050 Minnesota World Trade Center
                              30 E. 7th Street
                              St. Paul, Minnesota 55101-4901
                              (manufacturer of industrial imaging
                              and health care products)

                                  Annex A

                Information Concerning Executive Officers and
                       Directors of Abbott Laboratories
                    _____________________________________

                            POSITION/PRESENT PRINCIPAL
                            OCCUPATION OR EMPLOYMENT
 NAME                       AND BUSINESS ADDRESS                CITIZENSHIP

 David A. Jones             Chairman and Chief Executive        U. S. A.
                            Officer
                              Humana Inc.
                              500 W. Main St.
                              Humana Building
                              Louisville, Kentucky 40201
                              (health plan business)

 The Rt. Hon. the
  Lord Owen CH              British Member of Parliament        United Kingdom
                              20 Queen Anne's Gate
                              Westminster, London
                              SW1H 9AA, England

 Boone Powell, Jr.          President and Chief Executive       U. S. A.
                            Officer
                              Baylor Health Care System and
                              Baylor University Medical Center,
                              Vice President, Baylor University
                              3500 Gaston Avenue
                              Dallas, Texas 75246

 Addison Barry Rand         Executive Vice President            U. S. A.
                            Xerox Corporation
                              800 Long Ridge Road
                              Stamford, Connecticut
                              06904-1600
                              (document processing, insurance
                              and financial services company)

 Dr. W. Ann Reynolds       Chancellor                           U. S. A.
                              The City University of New York
                              535 E. 80th Street
                              New York, New York 10021

 William D. Smithburg      Chairman, President and Chief        U. S. A.
                           Executive Officer
                              The Quaker Oats Company
                              321 N. Clark Street
                              Chicago, Illinois 60610
                              (worldwide food manufacturer
                              and marketer of beverages
                              and grain-based products)

                                  Annex A

                Information Concerning Executive Officers and
                       Directors of Abbott Laboratories
                    _____________________________________

                            POSITION/PRESENT PRINCIPAL
                            OCCUPATION OR EMPLOYMENT
 NAME                       AND BUSINESS ADDRESS                CITIZENSHIP

 John R. Walter            Chairman and Chief Executive         U. S. A.
                           Officer
                              R. R. Donnelley & Sons Company
                              R. R. Donnelley Building
                              77 West Wacker Drive
                              Chicago, Illinois 60601
                              (printing company)

 William L. Weiss          Chairman Emeritus, Ameritech         U. S. A.
                           Corporation
                              One First National Plaza
                              Suite 2530C
                              Chicago, Illinois 60603-2006
                              (telecommunications company)


(1) Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).